

16012870

STATES
...IANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...	12.00

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAIS Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

598 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Shannon — (212) 201-2327
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

10 Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Timothy Shannon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAIS Capital, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions


NOTARY PUBLIC
LAURA CAROLINA FRATTAROLI
No. 02FR6301537
Exp. 04/21/2018
NEW YORK COUNTY
STATE OF NEW YORK

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAIS Capital, LLC
Index
December 31, 2015

Page(s)

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
CAIS Capital, LLC
New York, New York

We have audited the accompanying statement of financial condition of CAIS Capital, LLC as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of CAIS Capital, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CAIS Capital, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 26, 2016

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

CAIS Capital, LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	594,316
Due from clearing broker		719,775
Accounts receivable		691,901
Prepaid expenses		39,774
Total Assets	$	2,045,766
Liabilities and Members' Equity		
Due to affiliate, net	$	674,982
Deferred revenue		262,717
Accounts payable and other accrued expenses		191,207
Total Liabilities		1,128,906
Members' Equity		916,859
Total Liabilities and Members' Equity	$	2,045,766

The accompanying notes are an integral part of these financial statements.

1. Organization

CAIS Capital, LLC or the "Company" is a limited liability company established in the state of Delaware on July 27, 2009. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

During 2015, the Company's revenues were mostly derived from selling interests in private fund conduits, selling structured product notes, and participation as a selling group member in underwritings. The Company is located in New York, NY and its customers are primarily located throughout the United States.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934. There were no subordinated borrowings for the year ended December 31, 2015.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placement of securities and firm commitment underwritings as a selling group participant on a best efforts basis only.

The following is a summary of the significant accounting policies followed by the Company.

Cash

Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits. At December 31, 2015, cash in banks exceeded the federally insured limits by $344,316.

Accounts Receivables

Accounts receivable are stated at their net realizable value, which represents the account balance, less an allowance for balances not partially or fully collectable. The Company considers a receivable uncollectible determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of its clients. In addition, in certain cases management may determine that collection will not be realized, in which case either a direct charge-off is recorded or the allowance previously established is relieved. At December 31, 2015, the Company established an allowance of $30,415.

Revenue Recognition

The Company recognizes revenues in accordance with ASC Topic 605, "Revenue Recognition", which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. Deferred revenue is based on amounts received not yet earned.

Underwriting revenue arising from securities offerings in which the Company acts as an agent are recorded on a trade-date basis as securities transactions occur.

Income Taxes
The Company is a sole-member limited liability company and is considered a disregarded entity for income tax purposes. No provision has been made for federal and state income taxes, however, the Company is subject to New York City Unincorporated Business Tax.

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained under audit by Taxing Authorities. At December 31, 2015 the Company did not have any unrecognized tax benefits or liabilities. The Company operated in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations. The Company reported a net loss for the ended December 31, 2015. Therefore, no provision was necessary for New York City income taxes.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates.

3. Guarantees

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

4. Receivable From and Payable to Broker – Dealers and Clearing Organization

Amounts receivable from and payable to broker-dealers and clearing organization at December 31, 2015, consist of the following:

	Receivable	*Payable*
Deposits for securities borrowed/loaned	$ 100,055	$ -
Payable to clearing broker	-	433,248
Receivable from clearing broker	1,052,968	-
Fees and commission payable	-	63,933
	1,153,023	497,181

The Company clears customer transitions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned and is included in the Due

from clearing broker. These fees and commission payable is included in the Accounts payable and other accrued expenses.

5. Related Party

The Company entered into a distribution agreement with Capital Integration Systems LLC ("CAIS LLC"), related through common ownership, whereby it receives a fee equal to 5% of the aggregate amount of all of the platform distribution fees, as defined in each private investment agreement, received by CAIS LLC from the investors of funds offered by CAIS LLC's funds platform. During the year the fees received by the Company from CAIS LLC were $370,724, which are included in "Platform Distribution Fee" and other in the Statement of Operations.

The Company also entered into a management services agreement with CAIS LLC, whereby CAIS LLC provides administrative services, office space, and other expenses related to the development and operation of the Company's business. Payment for such services is calculated monthly based on the expense type and time allocation of the CAIS LLC's personnel and is paid via intercompany loan to the Company. During the year ended December 31, 2015, the Company incurred $8,171,272 of expenses under the management services agreement, which is included in compensation and related expenses, platform and fund expenses, other general and administrative, professional fees and rent expenses of the Statement of Operations. At December 31, 2015 the net balance due to affiliate of $674,982 is due on demand without interest. During the year ended December 31, 2015, $600,000 of liability due to CAIS LLC were forgiven and reclassified to equity. This transaction is reported as a noncash transaction on the Statement of Cash Flows. The transaction was pursuant to the Capital Backstop Agreement between CAIS LLC and the Company.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under SEC Rule 15c3-1, CAIS Capital, LLC is required to maintain minimum net capital equal to the greater of $50,000 and 6.667% of aggregate indebtedness. At December 31, 2015, CAIS Capital, LLC had net capital of $185,183 which was $109,923 above its required net capital of the greater of $50,000 and 6.667% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital was 6.09 to 1 at December 31, 2015.

7. Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2015 that would require recognition or disclosure in the financial statements.